INVEST IN **PACHA**

2-ingredient organic, gluten-free bread with explosive e-commerce sales


PACHA

livepacha.com San Diego CA

Food & Beverage | Consumer Goods | B2C | Health & Fitness

LEAD INVESTOR



Joe Caldera CEO, Trilogy Sanctuary

"To nourish the health of people and our planet with nutritious food" As Co-founder of Trilogy Sanctuary with my wife Leila, I have witnessed our similarly aligned mission statement resonates deeply with our clientele and consequently the abundance it has created for us. The financial and environmental sustainability working together created a powerful incentive for us to invest our resources into this project. Additionally, I have seen Adam, the CEO of Pacha, take a good idea and transform it into a highly successful business in Boochcraft. Another project we had the inspiration to invest in and we are happy we did! We believe an investment in Pacha will pay dividends to both investors and our planet!

Invested $80,000 this round & $141,000 previously

Highlights

1. $1.5MM run rate in 7 months, growing 40% MoM
2. Slated to enter Whole Foods nationwide (450+ stores) in October 2023
3. 46% MoM subscription growth || 60% MoM repeat customer growth (last 6 months)
4. Created by the founder of Boochcraft Organic Hard Kombucha
5. A new, unique, whole-seed formula unlike any other bread in the US market.
6. Our OG recipe has only TWO ingredients: Buckwheat and Salt!
7. The only bread that checks all the boxes - Gluten-free, Organic, Paleo, Vegan, Nut-free, etc.
8. Beautiful, innovative 100% home-compostable packaging

Our Team



Adam Hiner CEO

Adam has founded 4 companies in the food and beverage space including "Boochcraft" -- the 1st hard kombucha in the world and currently the market leader.



Madeleine Hamann Director of Marketing

A PhD Oceanographer gone rogue in order to take real action towards a sustainable economy. Maddie ramped PACHA revenue from $0 in D2C sales to over $120K monthly in less than 1 year with a conversion rate on the website of over 6%.



Joe & Leila Caldera Lead Investors | Board Members

Our friends joke that everything Joe and Leila touch turns to gold. Their award-winning, 7-figure vegan restaurant / yoga studio / venue / boutique - Trilogy Sanctuary - is a destination and San Diego favorite.



Thomas Hamann Production Manager



A managerial maestro and a baking ACE. Our very first and best employee can line a bread pan with parchment paper in under 10 seconds, and he keeps the troops in high spirits and high productivity!



Grace Markel Marketing Coordinator

Graduate of San Diego State University Honors College and recognized as one of the top student leaders on campus. Created PACHA ad campaigns with over 4.1x ROAS, increased social following by 456%, and generated $491,428 in email revenue last year.



Jordan Frank Direct to Consumer Consultant

12+ years of D2C digital marketing experience. Jordan founded, scaled, and exited two 7-figure digital e-commerce businesses - "Travel Wifi" and "Remote Office"

Pitch

Food For People AND Planet

At PACHA, our mission is to nourish the health of people and our planet with nutritious food. We make sprouted buckwheat bread that's inclusive to all kinds of dieters — on top of being gluten-free and organic, our products are vegan and free of the top 9 food allergens. We are uncompromising in our commitment to not-just-greenwashed sustainability. We believe that by creating the kind of product and packaging people never knew they could demand, businesses like PACHA can drive real change in a broken food system.


We Want YOU To Invest In PACHA
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OUR PURPOSE
TO NOURISH THE HEALTH OF PEOPLE AND THE PLANET WITH REGENERATIVELY GROWN FOOD.
OUR VALUES
LEAD WITH LOVE.
STAY CURIOUS.
SEEK BALANCE.
EMBRACE DIVERSITY.
LEAVE IT BETTER.
LIVE PACHA.

Nutritious and Sustainable

Let's be honest here. The gluten-free bread market was once a wasteland of chalky, flavorless breads, and though flavor has improved in recent years many questionable ingredients like gums, seed oils, and fillers have set the scene. **There just isn't a good, clean, gluten-free option out there.**

The solution for tasteless, unhealthy, indigestible gluten-free bread? **PACHA sprouted buckwheat bread, with only 2-5 ingredients per flavor, and absolutely no unrecognizable ingredients or harmful additives.**




PACHA
1% FOR THE PLANET

Beyond the problem of what's for brekkie, the unsustainable practices of food industry giants are ruining the environment. Mass conventional agriculture mines our soil of its vitality and micronutrients while pumping toxic pesticides into our food, water supply, and atmosphere. Oh, and there's all the plastic packaging flooding landfills and even showing up on pristine remote beaches and in our own bodies. **The business-as-usual of manufacturing food in this country is destroying the planet.**

The solution for food industry giants treating our planet like a trash can? PACHA's commitment to regenerative agriculture and sustainable packaging, which bolsters ecosystem health and leaves our Earth better than we found it.


SOAKED & SPROUTED
Removes anti-nutrients
Breaks down phytic acid
Makes nutrients bio-available
WILD-FERMENTED
Uses only naturally-occurring wild yeast
An age-old practice
Improves Digestion
Reduces bloating
BREAD WITHOUT THE BLOAT

Gluten-free bread is on the rise nationwide

Crafted from whole, sprouted buckwheat, PACHA is playing in the booming whole grain gluten-free bread category. Due to recent upsurges in food allergies, dietary restrictions, and a consumer shift towards healthier lifestyle choices, the gluten-free bread market is flourishing. From 2019 to 2020, the gluten free bread market grew 22%, and whole grain gluten-free bread led the way with a 32.7% leap. The gluten-free bakery industry was valued at 1.81 billion in 2022, and it is expected to grow to 4.15 billion by 2030.


GLUTEN-FREE BREAD CATEGORY GROWTH
Highest growth: Whole-Grain Options
Gluten-free is on the rise

	ALL GF BREAD	GF WHOLE GRAIN	GF WHITE
2019 TOTAL MARKET	$63,838,928	$23,546,014	$33,504,863
2020 TOTAL MARKET	$77,856,756	$31,251,988	$39,500,918
% GROWTH	+22%	+32.7%	+17.9%

SPINSscan data — Total US. 12-month period ending 10-4-20. Does not include Whole Foods data.


PACHA
US GLUTEN-FREE BAKERY MARKET
$4.15 B
$1.81 B


MARKET GROWTH PROJECTION
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Bread
Biscuits & Cookies
Cakes
Others
size, by product, 2020- 2030 (USD Million)
Source: www.grandviewresearch.com

This bread is good for everyone

Here at PACHA, we specialize in crafting sprouted buckwheat bread that makes your body, the planet, and your tastebuds happy. We sell 4 scrumptious varieties of organic sourdough buckwheat bread — Buckwheat, Cheesy Herb, and Garlic Rye Loaves, and Buckwheat Sourdough Buns. Our topseller and flagship product –the OG Buckwheat Loaf – is crafted from **only TWO ingredients** (sprouted buckwheat and sea salt). For our other flavors, we start with the buckwheat base and add some organic seasonings and herbs, like nutritional yeast and caraway seed. What is guar gum? Who cares – you won't find it or any other unrecognizable ingredients on our nutrition facts panels. PACHA is a new kind of bread with an emphasis on inclusivity. We are vegan, non-GMO, free of the top 9 food allergens, and certified gluten-free and organic.


PACHA
BUCKWHEAT BUNS
SOURDOUGH BREAD
BUCKWHEAT LOAF
SOURDOUGH BREAD
GARLIC RYE
SOURDOUGH BREAD
CHEESY HERB
SOURDOUGH BREAD

We choose buckwheat as the star ingredient of our bread because of its utility as a cover crop in soil-building farm practices, and we strive to source our buckwheat from regenerative farms. We donate 1% of all profits to regenerative agriculture initiatives through our partnership with 1% For The Planet, and each of our products are sealed in a home-compostable bag derived from eucalyptus and cassava, and protected by an exterior cardboard box that is compostable or curbside recyclable.


PACHA
COMMITTED TO SUSTAINABILITY
OUR PACKAGING
Certified Home Compostable
FSC Certified
100% recycled cardboard
NO petroleum-based plastic
OUR MAIN INGREDIENT
100% Organic Buckwheat
Used in regenerative farming
A cover crop that helps keep soil in place
Its flowers attract pollinators and feed the ecosystem

This bread is the answer to so many dieters' no-bread conundrum. But don't just take our word for how delicious our products are— here's some real feedback we've gotten from our thousands of happy customers:


Christina S
Just got my first order today and I'm really, really NOT happy! The whole loaf is almost gone! IT'S SO YUMMY!!
47
Jamie B
Best bread ever!!
Jana M
I love it! I'm so happy I can have bread again!
Kaela L
I am so happy to have found this bread! I have not had


Kevan R
so delicious and hearty and wholesome.
Sherrie T
Finally, a healthier bread!
Lexa H
Sooo delicious!!!
Lorianne U
Just got my order and LOVE it!
Susan M
This bread is really good and easily digestible. I feel like I'm eating bread again without the inflammation.
Kathleen K
There's only one problem with the bread. I'm eating way too much of it because it's so good

Founded by beloved vegan restaurateurs and successful entrepreneurs

PACHA was founded in 2020 as a joint venture between Boochcraft co-founder Adam Hiner, his wife Maddie Hamann, and a team of local vegan restaurateurs: Trilogy Sanctuary LLC. Trilogy is a beloved rooftop cafe and yoga space in San Diego – one of the only 100% organic eateries in town with an award-winning Vegan / Gluten-Free menu. Because they couldn't find a reliable, high-quality gluten-free bread option, Trilogy used funds from its successful high-volume business model to get PACHA off the ground and Trilogy became PACHA's primary investor. Its owners (Joe Caldera, Leila Caldera, Will Buttner, and Brooke Flynn) sit on PACHA's board of directors to advise and assist with business development and raising capital.


OUR TEAM – FOUNDERS
Brooke Flynn
CO-FOUNDER
Co-owner, Trilogy Sanctuary
Certified Permaculture Designer
Will Buttner
CO-FOUNDER
Founder, Cyber Security Systems
Founder, Think Tank Drones
Maddie Hamann
CO-FOUNDER/DIRECTOR
PhD, Scripps Institution of Oceanography
Large-scale installation artist / project manager
Adam Hiner
CO-FOUNDER/CEO
Co-Founder, Boochcraft
Co-Founder, Eco Caters
Leila Caldera
CO-FOUNDER
Co-Founder, Trilogy Sanctuary
Certified Whole Foods Nutritional Counselor
Joe Caldera
CO-FOUNDER
Co-Founder, Trilogy Sanctuary
Co-Founder, Glo Vegan

Day-to-day administration, executive tasks, and marketing teams are managed by husband and wife duo Adam & Maddie, while Maddie's brother Thomas manages the production team...which also includes a husband, wife, and son unit. PACHA is truly a family business, and we like it that way. It's part of the reason we aren't looking to raise all this money from some faceless VC!

Online sales are booming

PACHA began its e-commerce journey in April of 2022, which is when we completely re-built the website and overhauled our Direct to Consumer strategy. We have since scaled our online advertising to roughly $30,000/month, which generated $124,972 in revenue in January 2023 (16x sales in January 2022). This represents a 4.16:1 Return on Ad Spend (ROAS), which is considered excellent **compared to industry benchmarks** which are closer to 2.87:1. Our website has a 6% e-commerce conversion rate, which is excellent compared to **industry benchmarks** which are closer to 2.5-3%.

In the last 3 months, we have sold close to 24,000 loaves of bread through our website. We haveA portion of those sales are from our 400+ monthly subscribers – a subscription count which is growing 46% month-over-month, and our. Our proportion of repeat customer rates is also growing at 60% MoM, which enhances the profitability of our online sales channel.


Units Sold
10,000
7,500


E-COMMERCE:
UNITS SOLD
5,000
2,500
0
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23

Our business model is omnichannel, including both Direct-to-Consumer online sales and grocery sales through distributors. Our strategy is to initially build our brand through targeted Direct-to-Consumer (DTC) marketing and sales. The margins through our e-commerce channel are higher than through the grocery channel, and there is a huge online demand for the product. This model has proven itself to be incredibly successful over the past year and is responsible for the immense growth we have had in the past 12 months. We have significant growth potential in our e-commerce channel, and anticipate a path to profitability from our e-commerce operations alone. To acquire customers through e-commerce, our main driver of growth has been Facebook and Instagram ads. Our data shows that we've captured only roughly 2% of possible impressions within our target audience demographic, meaning there is huge upside potential outside of our core existing customer base. We believe we can scale Facebook and Instagram ad spend by 5-8x and maintain existing return on ad spend.


E-COMMERCE:
SALES
Net_sales
Total_sales
$125,000
$100,000
$75,000
$50,000
$25,000
$0
Began
ad spend
ramp
$125K
$91K
$73K
$82K
$59K
$48K
$52K
$30K
$20K
$15K
$10K
$8K
$5.2K
Jan-22
Feb-22
Mar-22
Apr-22
May-22
Jun-22
Jul-22
Aug-22
Sep-22
Oct-22
Nov-22
Dec-22
Jan-23


E-COMMERCE: PERFORMANCE HIGHLIGHTS
Website Conversion Rate
6%*
industry standard 2.5%
Monthly Subscribers
393
61% growth
month-over-month
Facebook Ads
3-6x daily ROAS*
2%
Click-Through-Rate
Email Marketing
Percent of revenue
30%
and growing

...and we're about to blow up the grocery channel, too.

We've also been keeping conversation alive with players in the more traditional grocery distribution channels. We are currently selling in grocery stores in our local region through UNFI and KeHE, the largest natural food distributors in the US. Our current retail footprint includes 70 small chains and independent grocery stores located throughout Southern California and Hawaii. At present, these contracts are a small fraction of our business, but in October 2023 that will change. We are slated to hit the shelf in all Whole Foods stores nationwide (450+ location). Every SKU, every store, and an anticipated annual revenue of $1.3M-2.6M from Whole Foods alone.




WHOLE FOODS MARKET
PACHA IS COMING TO WHOLE FOODS NATIONWIDE
• October 2023 - 450+ stores nationwide
• Every SKU, every store (1800 placements secured)
• $1.3M - $2.6M annual revenue anticipated

Forward-looking projections cannot be guaranteed.

Poised for profitability in 2024

PACHA is poised to significantly grow sales over the next 3 years through Direct-to-Consumer marketing, and. Although we are not accounting for revenue from the grocery channel in our 3 year forecast because there is no certainty on the timing, we anticipate we will be placed in large national grocery stores over the next 3 years. Our growth plan predicts 267% YoY growth in 2024 and 61% YoY growth in 2025. We will achieve profitability in 2025 solely through the Direct-to-Consumer channel once we hit about 5000 orders per week, which translates to 15,000 case equivalents per month. In January 2023 we sold 1,635 case equivalents. We believe that we have just begun to scratch the surface of Direct-to-Consumer demand; the anticipated growth in our forecast is very attainable once we are well capitalized and set up for economies of scale with more efficient equipment.


PACHA
3-YEAR FORECAST
Gross Revenue
Gross Profit (Less Direct COGS)
Gross Profit (Product Revenue Only)
Net Income
$10,000,000
$7,500,000
$5,000,000
$2,500,000
$0
$-2,500,000
2022
2023
2024
2025

Forward-looking projections are not guaranteed.

PACHA checks all the boxes



	USDA Organic	Vegan	Paleo-friendly	Sprouted	Nut Free	Binder Free	PUFA Free	No Added Sugar	Plastic Free Package
PACHA	✓	✓	✓	✓	✓	✓	✓	✓	✓
YOUNG KOBRAS	✓	✓	✓	✓	✓	✗	✓	✓	✗
UPRISING	✗	✗	✓	✗	✗	✗	✓	✓	✗
Julian Bakery	✗	✗	✓	✗	✗	✗	✓	✓	✗
	✗	✓	✗	✗	✗	✓	✗	✓	✗
	✗	✓	✗	✗	✓	✗	✓	✗	✗
udis	✗	✗	✗	✗	✗	✗	✗	✗	✗

Across the board, PACHA checks all the boxes, while our closest competitors fall short. We are the ONLY* gluten-free bread on the market that is certified organic, sprouted, vegan, nut-free, binder-free, PUFA-free, sugar-free, and packaged without plastic; as a result, we appeal to and convert a wide variety of consumer segments, unlike many of our competitors. We are bread for the people who – like our founders – had given up on having bread in their diets. We are a

product for people who cringe when they have to throw plastic bags into the trash. We're revolutionizing the gluten-free bread realm, and we are proud to bake healthier, yummier bread for all.

**Based on a comparison of the top 6 gluten-free bread competitors that we find are most comparable to our brand and market.*


WHY WE WILL WIN.
PACHA
1 TRACK RECORD.
Our innovative product coupled with our established e-commerce marketing strategy performed at a 475% YoY growth rate in 2022, for a run rate of 1.5 million.
And we're just getting started.
3 EXPERT TEAM.
With a combined 50+ years of experience in the consumer food & beverage industry, our team is led by professionals with notable entrepreneurial ventures such as Boochcraft hard kombucha.
2 UNWAVERING VALUES.
PACHA exists to create truly nutritious food, which starts with the soil that food is grown in.
Our sourcing practices and 1% for the Planet commitment support regenerative agriculture efforts that will re-build our nation's soil and ecosystems.
4 PROPRIETARY ADVANTAGE.
The quality & taste of our original recipe is unmatched amongst competitors . We convert in multiple segments because our bread checks ALL the boxes: gluten-free, vegan, sustainable, paleo, organic, etc.

Here's where you come in..

PACHA is opening up investment here on Wefunder at the same rate as our friends and family round so that the many supporters of our product can be a part of its success and reap the benefits. We are selling the first $250,000 of ownership units of the LLC at $6 per unit and everything thereafter at $7 per unit, with a post-money valuation of $5.46 Million.

The money from this round of investment will primarily be used to purchase the equipment we need in order to scale up our operations: a larger mixer and RO water system, an automated bread slicer and bagger, additional pallet racking, a high-throughput depositor, etc. Everything else will go into ramping up our marketing spend and acquiring new customers.

PACHA is a winning formula — we can just barely keep up with skyrocketing consumer demand. Your investment will help fund our growth to scale operations tenfold – and beyond!


We Want YOU to Invest in PACHA!
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